May 28, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:      Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust

File Nos. 333-191940 and 811-22906

Post-Effective Amendment No. 11

Dear Ms. Dubey:

Thank you for your telephonic comments on May 5, 2015 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2015. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on May 30, 2015.

Comment 1.            Front Cover. Please confirm that you will update the date at the bottom of the page to reflect the effective date of the fund.

Response 1.            So confirmed.

Comment 2.            Page 1, Investment Objective. Regarding the statement that the fund’s pursuit of long-term total return may include “investment returns from a combination of sources including capital appreciation, fees and interest income,” please clarify how the fund will earn “fees” to achieve total return. Please disclose these investment types in the fund’s principal investment strategies.

Response 2.            Since earning of fees is not expected to be a principal component in the fund’s pursuit of total return, we have removed the reference to “fees” from the fund’s investment objective. We have therefore made no further changes in response to this comment.

Comment 3.            Page 1, Fees and Expenses. Regarding footnote (c), please confirm that the date through which the expense limitation arrangements are in place is at least one year from the effective date of the prospectus.

Response 3.            So confirmed.

Comment 4.            Page 1, Fees and Expenses. In the disclosure preceding the Example table, please clarify that the effects of the expense limitation agreement are included for only the contractual period.

Response 4.            We have made the requested revision.

Securities distributed by VP Distributors, LLC

Comment 5.            Page 2, Principal Investment Strategies, first sentence. Regarding the disclosure that the fund invests in “bonds and other credit instruments,” please revise the disclosure to specify the types of credit instruments in which the fund will invest.

Response 5.            We have made the requested revision.

Comment 6.            Page 2, Principal Investment Strategies. Please add disclosure to state whether or not there is a maturity policy.

Response 6.            We have added the requested disclosure.

Comment 7.            Page 2, Principal Investment Strategies, first paragraph, next to last sentence. Please revise this sentence to conform to Plain English rules.

Response 7.            We have made the requested revision.

Comment 8.            Page 2, Principal Investment Strategies, third bullet. Regarding the disclosure that the fund will invest in convertible securities, if such convertible securities will include contingent convertible securities and investment in such contingent convertible securities will be considered a principal investment strategy, please add this investment type to the fund’s principal investment strategies and corresponding risk disclosure to the fund’s principal risks.

Response 8.            We have added the requested disclosure.

Comment 9.            Page 2, Principal Investment Strategies, fourth bullet. Regarding the disclosure that the fund will invest in “collateralized debt and loan obligations,” please advise supplementally if any of these instruments rely on 3(c)(1) or 3(c)(7) exemptions. Please also advise how much of the fund’s assets will be invested in CDOs and CLOs, and of the amount invested in CDOs and CLOs, how much will be invested in those that rely on 3(c)(1) and 3(c)(7) exemptions.

Response 9.            The fund will invest in collateralized debt and loan obligations that rely on 3(c)(1) and 3(c)(7) exemptions. There is not an express limit on the amount of its assets that the fund may invest in CDOs and CLOs; however the amount invested in CDOs and CLOs that rely on the referenced exemptions will be subject to the limitations applicable to illiquid securities.

Comment 10.            Page 2, Principal Investment Strategies, fourth bullet. Please consider whether the fund plans to treat the CDOs and CLOs in which it invests as illiquid securities. If yes, please add disclosure to this effect. If no, please advise supplementally (a) how the fund’s board reached the conclusion that such securities are liquid; (b) the type of transactions to be used—public or private; (c) what information the adviser has, if any, about underlying assets and loans of the CDOs and CLOs and whether or not such information is sufficient for the adviser to evaluate the creditworthiness of the CDOs and CLOs; (d) whether a pricing agent will be used for the CDOs and CLOs, and if yes, whether such pricing agent will have access to more or different information than the adviser regarding underlying assets and loans, and on what basis the pricing agent will determine a price for CDOs and CLOs; and (e) whether all CDOs and CLOs are expected to be fair valued or are there other price sources available for them.

Response 10.            The fund plans to treat the CDOs and CLOs in which it invests as illiquid securities. We have added disclosure to this effect.

Comment 11.            Page 2, Principal Investment Strategies, fourth bullet. Please advise supplementally whether the fund will invest in equity traunches of CDOs and CLOs and whether it plans to include such investments in its 80% name rule test. (Note: This comment relates to the use of the term “credit” in the fund’s name.)

Response 11.            We have revised the 80% test disclosure to reflect that the fund will invest at least 80% of assets in securities the subadviser believes offer “credit opportunities.” The fund’s use of the term “credit opportunities” in its name refers to where the fund will participate in the capital structure and the timing of the business cycle of the issuers in which it invests, and is not intended to suggest that the fund invests only in debt securities. Any investments the subadviser believes fit the description will be treated as “credit opportunities” and will be included in the fund’s 80% test, including equity traunches of CDOs and CLOs.

Comment 12.            Page 2, Principal Investment Strategies, fifth bullet. Regarding the disclosure that the fund will invest in credit default swaps, if the fund will write credit default swaps, please revise the disclosure to so state.

Response 12.            We have made the requested revision.

Comment 13.            Page 2, Principal Investment Strategies, next to last paragraph. Regarding the disclosure that the fund will consider equity securities received as part of a reorganization to be “credit instruments” for purposes of its 80% name rule test, the Staff disagrees and would not consider such securities to be credit instruments. The Staff notes that if the fund plans to hold a significant amount of equity securities, such investments could conflict with the name rule.

Response 13.            Please refer to our response to Comment #11.

Comment 14.            Page 3, Principal Risks. Regarding the disclosure for “Emerging Market Investing Risk,” please add a corresponding strategy reference in the Principal Investment Strategies.

Response 14.            The requested reference already appears in the fourth sentence of the paragraph that follows the bulleted list. We have therefore made no changes in response to this comment.

Comment 15.            Page 3, Principal Risks. In light of the likelihood of the fund’s investments being thinly traded, please add disclosure for liquidity risk. If you don’t believe this to be true of the fund’s investments, please supplementally provide the criteria on which you have based this assessment.

Response 15.            We have added the requested disclosure.

Comment 16.            Page 3, Principal Risks. Please add disclosure for structured product risk.

Response 16.            We have added the requested disclosure.

Comment 17.            Page 3, Principal Risks. Regarding the disclosure for “Loan Participation Risk,” please add a corresponding strategy reference in the Principal Investment Strategies.

Response 17.            The requested reference already appears in the second and third bullets. We have therefore made no changes in response to this comment. (Note: We have revised the referenced risk language to be named “Loan Risk.”)

Comment 18.            Page 4, Principal Risks. Regarding the disclosure for “Mortgage-Backed and Asset Backed Securities Risk,” please add a corresponding strategy reference in the Principal Investment Strategies.

Response 18.            We have determined that investment in mortgage-backed and asset-backed securities is not considered to be a principal investment strategy. We have removed the referenced risk disclosure from the Principal Risk section and the More Information About Risks Related to Principal Investment Strategies section. Since the fund will, however, invest in such securities, we have added disclosure for mortgage-backed and asset-backed securities to the Additional Investment Techniques section.

Comment 19.            Page 4, Principal Risks. Regarding the disclosure for “Preferred Stock Risk,” please add a corresponding strategy reference in the Principal Investment Strategies.

Response 19.            We have added the requested disclosure.

Comment 20.            Page 5, Payments to Broker-Dealers and Other Financial Intermediaries. Please remove the second paragraph as this disclosure is not required by Item 8 and is therefore not permitted here.

Response 20.            We acknowledge that the referenced disclosure does not strictly comply with Item 8; however, we believe that the existing disclosure concerning payments to financial intermediaries and potential conflicts caused thereby does not apply to the circumstances of sales of R6 Shares since no such payments are made. We believe the referenced disclosure provides clarity around the structure of Class R6 Shares that was perhaps not anticipated as necessary at the last update of Form N-1A when these types of share classes did not yet exist in the market, but due to current markets and class structures provides important information to potential investors and intermediaries. We have therefore made no changes in response to this comment.

Comment 21.            Page 6, Principal Investment Strategies. The Staff advises that recapture of previously reimbursed and/or waived expenses is permitted only if such recapture does not cause the fund to exceed the expense limit in effect at the time of the original waiver or reimbursement. Please revise your disclosure accordingly. Also, please add this statement to the expense limitation footnote to the Annual Fund Operating Expenses table.

Response 21.            We have revised the referenced disclosure on page 6 and have added the requested disclosure to the expense limitation footnote.

Comment 22.            Page 8, Principal Investment Strategies. All comments on the Item 4 disclosure also apply to this Item 9 disclosure, as appropriate.

Response 22.            We have conformed the Item 9 disclosure to reflect revisions made to the Item 4 disclosure in response to the Staff’s comments.

Comment 23.            Page 13, More Information About Risks Related to Principal Investment Strategies. Regarding the second paragraph of the disclosure in the subsection “Emerging Market Investing Risk,” if the fund will invest a significant portion of its assets in a particular emerging market, please provide risk disclosure specific to that emerging market.

Response 23.            The fund acknowledges that it is possible that it could be significantly invested in a particular emerging market in the future; however, it is not possible to predict in which country or countries it would so invest. We have therefore made no changes in response to this comment.

Comment 24.           Page 16, Management Fees. Regarding the disclosure that the fund will pay an investment management fee that is accrued on “Managed Assets,” please confirm that the fee shown in the Fund Annual Operating Expenses table will reflect the fee as applied to “net assets.”

Response 24.            So confirmed.

Comment 25.            Page 16, Management Fees. In your response letter, please explain how derivatives will be valued for purposes of calculating management fees payable on Managed Assets. Please also confirm that such investments will not be valued based on notional amount for this purpose.

Response 25.            The fund intends that derivatives will be valued for purposes of calculating Managed Assets in the same manner as they would be valued for purposes of the fund’s financial statements. The fund’s financial statements will disclose techniques used in the valuation of derivatives, in conformance with accounting guidelines. We confirm that the fund’s investments in derivatives will not be valued based on the notional amount for purposes of calculating management fees payable on Managed Assets.

Comment 26.            Page19, Pricing of Fund Shares, first paragraph. Please revise the disclosure to reference the term “net asset value” as required by Item 11(a)(1) of Form N-1A.

Response 26.            We have made the requested revision.

Comment 27.            Page 32, Annual Fee on Small Accounts. Please add the $25 small account fee to the Annual Fund Fees and Expenses table.

Response 27.            Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

Comment 28.           SAI, Cover Page. Please confirm that you will update the dates on this page to reflect the effective date of the fund.

Response 28.            So confirmed.

Comment 29.            SAI, Page 44, Options, last sentence of first full paragraph. Please revise the disclosure regarding the amount to be segregated to state that the amount will not be less than the exercise price. (Please refer to the Dreyfus No-Action Letter, published on June 22, 1987.)

Response 29.            We have made the requested revision.

Comment 30.            SAI, Page 48, Credit Default Swaps, first full paragraph. Please add disclosure to the effect that if the fund buys a CDS, it will segregate an amount equal to payments owed plus any prepayment penalty.

Response 30.            We have made the requested revision.

Comment 31.            SAI, Page 68, Management of the Trust. In the table showing trustee occupation and other directorship information, please separate the independent trustees from the interested trustees, as required.

Response 31.            We have added the missing captions to the table to distinguish the independent trustees from the sole interested trustee.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer S. Fromm

Jennifer S. Fromm

cc: Ann Flood